RISE

RISE Investor Communications - Cold & Warm Outreach
Communication templates to support cold and warm outreach

- **Email template to angels**

Hi {{FirstName}},

Circling back, we are electrifying heavy machinery ($600B industry), with our fluid-free, AI-ready hydraulics replacement technology.

Key highlights:
- $11M in sales & development revenue, YoY growth 225%
- $22M raised from VCs Techstars, MIT's The Engine, Fortistar Capital
- Purpose-built team from MIT, RISD, iRobot, Apple, Forbes 30 Under 30 Manufacturing
- Collaborations with Anthony Liftgates, U.S. Air Force, Danfoss, & Gates Corporation
- 20+ global patents granted & pending
- 3X faster, 3X more efficient, & half the operating cost of hydraulics - ZERO emissions
- Raising a strategic round with preferred terms leading up to our Series B

We have a limited number of shares under preferred terms (community round). Are you interested in learning more?

Best regards,
Hiten Sonpal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Cold Email - alumni**
-

Subject options:
RISE: (MIT/Harvard/Georgia) alumni electrifying the $600B heavy machinery industry

Hi {{FirstName}},

We're raising a strategic round with preferred terms and as a fellow (MIT/Harvard/Georgia) alumni, I wanted to give you early access to preferred terms before we open the opportunity to the public.

The $600B heavy machinery industry is ripe for electrification and automation. We're leading the charge with our patented, zero-emissions, AI-ready platform which will replace outdated hydraulics.

Key highlights:

- $11M in sales & development revenue, YoY growth 225%
- $22M raised from VCs Techstars, MIT's The Engine, Fortistar Capital
- Purpose-built team from MIT, RISD, iRobot, Apple, Forbes 30 Under 30 Manufacturing
- Collaborations with Anthony Liftgates, U.S. Air Force, Danfoss, & Gates Corporation
- 20+ global patents granted & pending
- 3X faster, 3X more efficient, & half the operating cost of hydraulics - ZERO emissions

Are you available for a quick chat to discuss our approach and see if we're a fit? Here is my calendly, or let me know when works.

Best regards,
Hiten Sonpal
CEO, RISE Robotics

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Landing Page Follow Up - NEW TP#1** **Sent**

Subject: Ready to invest in RISE? Here's how

Hi [First Name],

Thank you for your interest in RISE Robotics! We're excited to welcome you as an investor in our game-changing technology.

If you have already invested, thank you! If you have yet to join us, here's how you can complete your investment:

1. **Visit** RISE's investment page on Wefunder
2. **Create a Wefunder Account** if you don't have one yet - it only takes 1 minute!
3. **Complete Your Investment** by following the simple prompts

Don't hesitate to reply back with any questions or if you'd like to have a brief conversation prior to investing.

We’re excited to drive the future of sustainable heavy machinery together – let’s make history!

Best regards,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

- **Landing page TP #3 for Hubspot automated flow**

Hi [Name],

Hope you’re well. RISE’s strategic investment round is nearing capacity with $800K in soft commitments and I wanted to make sure you don’t miss out.

This is a unique chance to join on preferred terms ahead of our Series B.

You can invest directly here, or let me know if you have questions / would like to hop on a call first?

Best,
Hiten

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

- **Landing Page Leads -**

Hi {{Name}},

Bumping my previous email, I wanted to remind you that we have a limited number of shares available under preferred terms for early investors in RISE.

We’ve seen extraordinary demand - our allocation is nearly filled with soft commitments, but you can still get in by making a reservation here. I want to make sure you don’t miss out.

Here's why this is an unmissable opportunity:

- $11M in cumulative sales & development revenue, 225% YoY growth
- Backed by Techstars, MIT's The Engine, & Fortistar Capital
- Top team from MIT, RISD, iRobot, & Apple
- 20+ global patents granted & pending
- 3X faster, 3X more efficient, & half the operating cost of hydraulics - ZERO emissions
- Leading the charge in the $600B heavy machinery market toward a cleaner, high-efficiency future

Invest here →

Happy to answer any questions regarding RISE or the investment opportunity.

Take care,
Hiten Sonpal

- **Landing Page Follow Up - TP#1**

Subject: Ready to Electrify Heavy Machinery? Here's How to Join

Hi [First Name],

Thank you for your interest in RISE Robotics! We're thrilled to have you along as we electrify the $600 billion heavy machinery industry with our game-changing technology.

If you have already invested, thank you! You're welcome to increase your investment and share our campaign with your network to help us reach our funding goals even faster.

If you have yet to join us, here's how you can complete your investment:

4. **Visit Our Campaign Page**: RISE's Wefunder Campaign
5. **Learn More**: Explore the investment opportunity and terms
6. **Reserve Your Spot**: Choose your investment amount (min $250 up to $250K+)
7. **Create a Wefunder Account**: It only takes a few clicks
8. **Complete Your Reservation**: Secure your stake in the future of zero-emission heavy machinery

Have questions? Just hit reply.

We're excited to drive the future of sustainable heavy machinery together – let's make history!

Best regards,

Capital Department

Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Teaser Survey Leads - TP#2**

Subject: Following Up: RISE Investment Round

Hi {{Name}},

Hope you're well. I wanted to see if you're still interested in investing in RISE?

We've seen extraordinary demand and are close to filling the limited allocation of preferred terms with soft commitments. You can still get in by making a reservation here. I want to make sure you don't miss out!

Happy to answer any questions or hop on a call first. Hope we can count you in!

Take care,
Hiten Sonpal
CEO @ RISE Robotics

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.